UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                                    General Identifying Information

1.                                  Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒  Merger

☐  Liquidation

☐ Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                  Name of fund: HIMCO Variable Insurance Trust

3.                                  Securities and Exchange Commission File No.: 811-22954

4.                                  Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application                                   ☒ Amendment

5.                                  Address of Principal Executive Office (include No. & Street, City, State, Zip Code): One Hartford Plaza, Hartford, CT 06155

6.                                  Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Laura Kealey, One Hartford Plaza, Hartford, CT 06155, 860-297-6375

7.                                  Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: Hartford Investment Management Company, One Hartford Plaza, Hartford, CT 06155, 860-297-6375

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                  Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.                                  Subclassification if the fund is a management company (check only one):

☒ Open-end                              ☐ Closed-end

10.                           State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.                           Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Hartford Investment Management Company, One Hartford Plaza, Hartford, CT 06155

12.                           Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: HIMCO Distribution Services Company, One Hartford Plaza, Hartford, CT 06155

13.                           If the fund is a unit investment trust (“UIT”) provide:

(a)                             Depositor’s name(s) and address(es):

(b)                             Trustee’s name(s) and address(es):

14.                           Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒ Yes ☐ No

If Yes, for each UIT state: Name(s); File No.: 811; Business Address:

Forethought Life Ins Co Separate Account A

File No.: 811-22726

Business Address: 10 West Market Street, Suite 2300, Indianapolis In 46204

ICMG Registered Variable Life Separate Account A

File No.: 811-08913

Business Address: Talcott Resolution Life Insurance Co, 1 Griffin Road North, Windsor CT 06095

Separate Account A of Union Security Life Insurance Company of New York

File No.: 811- 08154

Business Address: P O Box 3209, 220 Salina Meadows Parkway, Syracuse NY 13220

Talcott Resolution Life and Annuity Insurance Company Separate Account One

File No.: 811-07426

Business Address: 1 Griffin Road North, Windsor, CT 06095

Talcott Resolution Life and Annuity Insurance Company Separate Account Seven

File No.: 811-09295

Business Address: 1 Griffin Road North, Windsor, CT 06095

Talcott Resolution Life and Annuity Insurance Company Separate Account Three

File No.: 811-08580

Business Address: 1 Griffin Road North, Windsor, CT 06095

Talcott Resolution Life Insurance Company Separate Account Seven

File No.: 811-04972

Business Address: 1 Griffin Road North, Windsor, CT 06095

Talcott Resolution Life Insurance Company Separate Account Three

File No.: 811-08584

Business Address: 1 Griffin Road North, Windsor, CT 06095

Talcott Resolution Life Insurance Company Separate Account Two

File No.: 811-04732

Business Address: 1 Griffin Road North, Windsor, CT 06095

Variable Account D of Union Security Insurance Company

File No.: 811-05439

Business Address: P O Box 64284, St Paul MN 55164

15.                           (a)                             Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the board vote took place: December 1, 2017

If No, explain:

(b)                             Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes ☐ No

If Yes, state the date on which the shareholder vote took place: April 4, 2018

If No, explain:

II.                               Distributions to Shareholders

16.                           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes               ☐ No

(a)                                    If Yes, list the date(s) on which the fund made those distributions: April 23, 2018

(b)                                     Were the distributions made on the basis of net assets?

☒ Yes                  ☐ No

(c)                                      Were the distributions made pro rata based on share ownership?

☒ Yes                  ☐ No

(d)                                    If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                      Liquidations only:

Were any distributions to shareholders made in kind? ☐ Yes ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                           Closed-end funds only:

Has the fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                           Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes ☐ No

If No,

(a)                                     How many shareholders does the fund have as of the date this form is filed?

(b)                                     Describe the relationship of each remaining shareholder to the fund:

19.                           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                  ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                          Assets and Liabilities

20.                           Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                  ☒ No

If Yes,

(a)                                     Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                     Why has the fund retained the remaining assets?

(c)                                      Will the remaining assets be invested in securities?

☐ Yes                  ☐ No

21.                           Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                  ☒ No

If Yes,

(a)                                     Describe the type and amount of each debt or other liability:

(b)                                     How does the fund intend to pay these outstanding debts or other liabilities?

IV.                           Information About Event(s) Leading to Request For Deregistration

22.                           (a)                                     List the expenses incurred in connection with the Merger or Liquidation:

(i)                                 Legal expenses:                                                                                                                                                           $422,083.41

(ii)                              Accounting expenses:                                                                                                                            $ N/A

(iii)                           Other expenses (list and identify separately):

Printing, mailing, postage, filing	$25,244.55
Proxy services	$81,148.04
Tax services	$2,100.00

(iv)                          Total expenses (sum of lines (i)-(iii) above): $530,576.00

(b)                                    How were those expenses allocated? All expenses incurred were allocated to Hartford Investment Management Company

(c)                                     Who paid those expenses? Hartford Investment Management Company

(d)                                    How did the fund pay for unamortized expenses (if any)? Hartford Investment Management Company paid for unamortized expenses.

23.                           Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                Conclusion of Fund Business

24.                           Is the fund a party to any litigation or administrative proceeding?

☐ Yes ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                           Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                  ☒ No

If Yes, describe the nature and extent of those activities:

VI.                           Mergers Only

26.                           (a)                                     State the name of the fund surviving the Merger:

Blackrock S&P 500 Index V.I. Fund and Blackrock Managed Volatility V.I. Fund, each a series of BlackRock Variable Series Funds, Inc.

(b)                                    State the Investment Company Act file number of the fund surviving the Merger: 811-03290

(c)                                     If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number: 333-221936

Form Type: 497

Date filed: February 8, 2018

(d)                                    If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of HIMCO Variable Insurance Trust, (ii) she is the Chief Legal Officer of HIMCO Variable Insurance Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Brenda J. Page
Brenda J. Page
Chief Legal Officer
HIMCO Variable Insurance Trust